UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Further to Innoviz Technologies Ltd.’s (the “Company”) notice and proxy statement for the annual general meeting of shareholders (the “Meeting”), that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 3, 2021, and in accordance with rules adopted by the Israeli authorities restricting the entry to Israel, the Company will also hold its Meeting virtually via a Teams videoconference at the same date and time, Wednesday, December 8, 2021 at 9:00 a.m. (Eastern Time) / 4:00 p.m. (Israel time).

Shareholders who wish to participate in the Meeting virtually are asked to register to attend, in person or by a designated representative, by e-mailing, no later than at 1:00 p.m. (Eastern Time) / 8:00 p.m. (Israel time) on Tuesday, December 7, 2021, a notice of attendance (the “Notice”) to the Company’s General Counsel, Dana Nutkevitch, at legal@innoviz-tech.com . The Meeting’s Teams link will be sent to the e-mail address indicated in the Notice, along with further instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: December 6, 2021	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer